EXHIBIT 99.1

GSI GROUP INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS—CANADIAN SUPPLEMENT (In United States Dollars, and in Accordance with Canadian GAAP)

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations—Canadian Supplement (Canadian Supplement) should be read in conjunction with our Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) included in Item 7 of this Annual Report. The Canadian Supplement should also be read in conjunction with the unaudited Consolidated Financial Statements and Notes prepared in accordance with U.S. GAAP (included in Item 8).

The following contains forward-looking statements and should be read in conjunction with the factors set forth in the “Special Note Regarding Forward-Looking Statements” section of the MD&A in Item 7 of this Annual Report. All dollar amounts in this Canadian Supplement are in thousands of United States dollars unless otherwise stated. The Canadian Supplement has been prepared by management to provide an analysis of the material differences between Canadian GAAP and U.S. GAAP on GSI Group Inc. financial condition and results of operations.

Results of Operations

	Year Ended
	December 31, 2005	December 31, 2004	Restated December 31, 2003
		In ($000s)
Income (loss) before income taxes
— Canadian GAAP	$10,902	$41,320	$(798)
— U.S. GAAP	$13,864	$44,986	$(1,848)

Difference	$(2,962)	$(3,666)	$1,050
Net income (loss)
— Canadian GAAP	$6,699	$37,408	$(1,120)
— U.S. GAAP	$9,657	$41,471	$(2,170)
Net income (loss) per common share Diluted
— Canadian GAAP	$0.16	$0.89	$(0.03)
— U.S. GAAP	$0.23	$0.98	$(0.05)

Business Combinations

On March 22, 1999, Lumonics Inc. and General Scanning, Inc. (“General Scanning”) completed a merger of equals to form the Company. Under Canadian GAAP, the merger was accounted for using the pooling of interests method and the consolidated financial statements reflect the combined historical carrying values of the assets, liabilities, stockholders’ equity and the historical operating results of the two predecessor companies.

Under US GAAP, the merger has been accounted for as a purchase transaction. The purchase price, based on the fair value of General Scanning shares purchased, is allocated in the consolidated financial statements to acquired net identifiable General Scanning assets. Property, plant and equipment and acquired intangible assets were recorded at their estimated fair values at the time of the 1999 acquisition and are being amortized over their useful life. The only remaining difference that impacts the results of operations at December 31, 2005 is amortization on the tradename that was acquired, which results in approximately $0.1 million less amortization per year under Canadian GAAP as compared to US GAAP. This is expected to be fully amortized in March 2009.

The Canadian GAAP income before income taxes was lower than the corresponding U.S. GAAP amounts in 2005 and 2004. In 2003 the opposite was true; the Canadian GAAP loss before income taxes was lower than the corresponding U.S. GAAP amount. The merger intangibles became fully amortized under US GAAP in the first quarter of 2004, contributing to this change. As previously stated, the merger was accounted for as a purchase under US GAAP and as a pooling of interest under Canadian GAAP. The lower net book values of property, plant and equipment and acquired intangible assets due to different methods of accounting for the business combination resulted in a lower depreciation and amortization expense under Canadian GAAP by $0.1 million, $0.8 million and $3.5 million for the years ended December 31, 2005, 2004 and 2003, respectively. Recording stock compensation expense for Canadian GAAP using fair values also contributed to this change, see below.

Stock Based Compensation

Effective January 1, 2004, under Canadian GAAP, the Company is required to measure and expense stock based compensation using a fair value method. This change was applied on a retroactive basis with restatement for Canadian GAAP for prior comparative periods. For the years ended December 31, 2005, 2004 and 2003 the Company recorded $3.3 million, $4.4 million and $2.7 million, respectively, for the fair value of stock based compensation. Under U.S. GAAP, the Company uses the intrinsic value method for accounting for its stock option plans for which no stock based compensation expense is recorded in the financial statements, unless the exercise price of an option differs from the fair market value of the underlying stock on the date of grant. Further, under U.S. GAAP, if there has been a modification of terms of a stock option, which requires the use of variable accounting, stock compensation expense will be recorded with the offset included as a component of stockholders’ equity, for which the Company recorded approximately $0.1 million and $0.1 million of income for 2005 and 2004, respectively, under U.S. GAAP that was not recorded under Canadian GAAP.

Income Tax

Income tax differs under Canadian GAAP from U.S. GAAP to reflect the impact of lower depreciation and amortization expense and the impact of the variable accounting of stock compensation recorded under U.S. GAAP that is not recorded under Canadian GAAP. The recording of stock compensation using a fair value method has no impact as it is not tax deductible at the date of grant.